Formation

SUPPL

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Former Idaho Governor & Secretary of the Interior Elected to Board of Formation Capital

Vancouver, B.C., December 19, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce that previous four-term Idaho governor and former U.S. Secretary of the Interior, Cecil D. Andrus has agreed to join Formation's Board of Directors. Formation is developing a cobalt mine in Lemhi County, Idaho, and is currently operating the Sunshine Hydrometallurgical Facility in Shoshone County, Idaho.

"As we enter the final stages of garnering a favorable record of decision and a permit to begin operations, our Board felt it was critical that we place a well known Idahoan on the Board whose personal reputation for integrity and personal stature would in and of itself underscore our commitment to developing an absolutely safe environmentally compatible mine. In Governor Andrus we have such a person," Mari Ann Green, Chairman and Chief Executive Officer of the Company, stated.

In commenting on the appointment the former Idaho governor said he had studied the project carefully, and the environmental protections put in place. "This is the best "green" mining project I've ever reviewed. It is an underground mine with only a 125 acre "footprint," will use only simple physical separation milling on site and yet the product it produces, premium grade cobalt, is absolutely critical to the green movement in this nation as it is a necessary component in such things as hybrid cars and it is used as a catalyst in reducing sulfur emissions from various plants and processes. It is a metal with a hundred uses that are beneficial to mankind," Andrus stated.

"This project not only has national strategic material implications, it also holds great promise for the communities of Salmon and Challis, as well as Kellogg and Wallace, in terms of jobs and for all local and state levels of government in terms of the additional taxes it will generate," the former governor said.

"I will do all within my ability to see that this project is permitted promptly and I look forward to carrying the word to Washington, D.C., regarding the national importance of this project and the need, after 14 years of jumping through all the hoops conceivably possible, to finalize and issue the permit so construction can begin by this coming summer," he added.

Andrus has served on the boards of Albertson's, Key Bank and Coeur d'Alene Mines Corporation since leaving office in 1995. He currently is "of counsel" to the Gallatin Group, a northwest based public affairs firm and chairman of the Andrus Center for Public Policy at Boise State University.

Formation Capital's cobalt deposit is slated to provide the United States with cobalt concentrates and premium grade superalloy cobalt. Premium grade superalloy cobalt is necessary for construction of jet airplane engines, batteries for hybrid and electric cars, high temperature gas turbines, and batteries for computers and other high technology uses. It is estimated that the U.S. currently consumes approximately 20% of the world's cobalt and more importantly, approximately 60% of the high purity material, but does not have any domestic source of superalloy cobalt or cobalt concentrates. Approximately 80% of the world's premium superalloy cobalt supply is controlled by one privately owned Swiss compan [redacted]

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation, 1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future. All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date. It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements. Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes.

COBALT ... THE ESSENTIAL ELEMENT